UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 13G
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Under the Securities Exchange Act of 1934

(Amendment No.___ )*
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KBR, INC.

(Name of Issuer)
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Common Stock, par value $0.001 per share
(Title of Class of Securities)
________________________________

48242W 10 6
(CUSIP Number)
________________________________

December 31, 2006
(Date of Event Which Requires Filing of this Statement)
________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

□ Rule 13d-1(b)
□ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Halliburton Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) □ (b) □
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	135,627,000
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	135,627,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,627,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) □
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 80.9% (based on the total number of shares outstanding as of January 31, 2007 of 167,643,000)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Halliburton Energy Services, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) □ (b) □
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	135,627,000
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	135,627,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,627,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) □
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 80.9% (based on the total number of shares outstanding as of January 31, 2007 of 167,643,000)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) DII Industries, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) □ (b) □
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	135,627,000
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	135,627,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,627,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) □
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 80.9% (based on the total number of shares outstanding as of January 31, 2007 of 167,643,000)
12.	TYPE OF REPORTING PERSON (See Instructions) OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kellogg Energy Services, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) □ (b) □
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	135,627,000
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	135,627,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,627,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) □
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 80.9% (based on the total number of shares outstanding as of January 31, 2007 of 167,643,000)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.

Item 1(a). Name of Issuer:

KBR, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

601 Jefferson Street, Suite 3400

Houston, TX 77002

Item 2.

Item 2(a). Name of Person Filing:

This statement is filed on behalf of (i) Halliburton Company, (ii) Halliburton Energy Services, Inc., (iii) DII Industries, LLC and (iv) Kellogg Energy Services, Inc.

Item 2(b). Address of Principal Business Office, or if none, Residence:

1401 McKinney, Suite 2400, Houston, Texas 77010 (all entities)

Item 2(c). Citizenship:

Delaware (all entities)

Item 2(d). Title of Class of Securities:

Common stock, par value $0.001 per share.

Item 2(e). CUSIP Number:

48242W 10 6

Item 3.	If this statement is filed pursuant to§§ 240.13d-1(b) or 240.13(d)-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	□	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	□	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	□	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	□	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	□	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	□	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	□	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	□	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	□	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	□	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount Beneficially Owned:	135,627,000*

(b)	Percent of Class: 80.9%*

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct

the vote  0*

(ii)	shared power to vote or to direct the

vote  135,627,000*

(iii) sole power to dispose or to direct the disposition

of  0*

(iv) shared power to dispose or to direct the disposition

of 135,627,000*

* The share amounts and the percentage figure stated in this Item 4 are provided for each of Halliburton Company, Halliburton Energy Services, Inc., DII Industries, LLC and Kellogg Energy Services, Inc.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following □

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2007
Halliburton Company

By:  /s/ Craig W. Nunez
Name: Craig W. Nunez
Title:  Vice President - Treasurer

Halliburton Energy Services, Inc.

By:  /s/ Craig W. Nunez
Name: Craig W. Nunez
Title:  Vice President - Treasurer

DII Industries, LLC

By:  /s/ Craig W. Nunez
Name: Craig W. Nunez
Title:  Vice President - Treasurer

Kellogg Energy Services, Inc.

By:  /s/ Craig W. Nunez
Name: Craig W. Nunez
Title  Vice President - Treasurer

EXHIBIT INDEX

Exh. 99.1Joint Filing Agreement dated February 12, 2007 among Halliburton Company, Halliburton Energy Services, Inc., DII Industries, LLC and Kellogg Energy Services, Inc.